Great Eagle Holdings Limited

鷹君集團有限公司

(Incorporated in Bermuda with limited liability)

Our Ref : ADM/CS/03/100

12th March 2003 **REGISTERED MAIL**

03007671

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

A copy of 2002 Results Announcement and Notice of 2003 Annual General Meeting both dated 11th March 2003 is enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

Peter Tsang
Company Secretary

PT/SA/ft
AR/COR/Sec-Usa

c.c. **Mr. Jonathan Lemberg of Morrison & Foerster** (w/ encl.)
23/F., Entertainment Building, 30 Queen's Road Central, Hong Kong

Great Eagle Holdings Limited

鷹君集團有限公司

Incorporated in Bermuda with limited liability

2002 RESULTS ANNOUNCEMENT

HIGHLIGHTS

- Improved performance of Hong Kong hotels
- Leasing market in Hong Kong remained under pressure
- Lower interest rates benefited overall performance
- Significant progress in construction of Mongkok project

RESULTS

The Directors of Great Eagle Holdings Limited (the "Company") are pleased to announce the audited consolidated financial results of the Company, its subsidiaries and associated companies (the "Group") for the year ended 31st December 2002, with comparative figures in 2001, as follows:

CONSOLIDATED INCOME STATEMENT

	Year ended 31st December 2002 HK$'000	2001 HK$'000
Turnover	2,569,540	2,677,251
Cost of goods and services	(1,376,799)	(1,394,426)
Gross profit	1,192,741	1,282,825
Other operating income	30,482	72,384
Administrative expenses	(100,550)	(122,583)
Other operating expenses	(42,480)	(109,473)
Profit from operations *(Note 3)*	1,080,193	1,123,153
Finance costs	(344,135)	(463,569)
Share of results of associates	3,429	(13,263)
Profit before taxation	739,487	646,321
Taxation *(Note 4)*	(119,305)	(108,279)
Profit after taxation	620,182	538,042
Minority interests	(30,738)	(30,743)
Profit attributable to shareholders	589,444	507,299
Dividends	87,447	121,213
Basic earnings per share *(Note 5)*	$1.02	$0.90
Diluted earnings per share *(Note 5)*	$1.02	$0.90

Notes:

(1) Adoption of Statements of Standard Accounting Practice

In current year, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants. Accordingly, certain comparative figures for prior year have been restated in order to achieve a consistent presentation.

SSAP 1 (revised) : Presentation of financial statements
SSAP 15 (revised) : Cash flow statements
SSAP 34 : Employee benefits

(2) Business and Geographical Segments

Business segments

For management purposes, the Group is currently organised into the following operations:

Property leasing – rental income from leasing of properties.
Hotel operation – hotels and furnished apartments operations.
Other operations – property development, sales of building materials, restaurant operation, provision of property management, maintenance and agency services, provision of insurance agency services and sports club operation.

These operations are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

2002

	Property leasing HK$'000	Hotel operation HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	795,464	1,524,917	249,159	–	2,569,540
Inter-segment sales	20,733	–	28,989	(49,722)	–
Total revenue	816,197	1,524,917	278,148	(49,722)	2,569,540

Inter-segment sales are charged at a mutually agreed price.

	Property leasing HK$'000	Hotel operation HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
RESULT					
Segment results	683,388	437,390	17,246		1,138,024
Unallocated corporate expenses					(57,831)
Profit from operations					1,080,193
Finance costs					(344,135)
Share of results of associates	3,396	–	33		3,429
Profit before taxation					739,487
Taxation					[illegible]

Subject to the approval of Shareholders at the 2003 AGM and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the new shares to be allotted and issued pursuant to the proposed distribution of a scrip dividend mentioned herein, each Shareholder will be allotted fully-paid shares having an aggregate market value equal to the total amount which such Shareholder could elect to receive in cash and will be given the option to elect to receive payment partly or wholly in cash instead of the allotment of shares. Dividend warrants and share certificates in respect of the proposed dividend are expected to be despatched to Shareholders on or about 16th June 2003. Full details of the scrip dividend will be set out in a letter to be sent to Shareholders together with a form of election for cash soon after the 2003 AGM.

CLOSURE OF TRANSFER BOOKS

The Register of Members of the Company will be closed from Tuesday, 6th May 2003 to Wednesday, 14th May 2003, both days inclusive, during which period no share transfers will be effected.

For those Shareholders who are not already on the Register of Members, in order to qualify for the final dividend, all share certificates accompanied by the duly completed transfers must be lodged with the Hong Kong Branch Registrars of the Company, Computershare Hong Kong Investor Services Limited (formerly Central Registration Hong Kong Limited) of 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Monday, 5th May 2003.

CHAIRMAN'S STATEMENT

During 2002, our hotel business in Hong Kong performed ahead of expectations with improved yields and better income. Otherwise the Group's businesses, both local and overseas, continued to operate under difficult market conditions. Generally lower interest rates however have helped cushion the decline in our overall income.

OPERATIONS REVIEW

1. ***Rental Properties***

Hong Kong Rental Properties

(a) Rental Income for the year ended 31st December 2002

	Group's Interest	Gross Floor Area (sq.ft.) Office	Commercial	Residential	Parking Spaces	Gross Rental Income (HK$million)
Citibank Plaza	85.93%	968,000	49,000	–	537	359.5
	100%	70,000	–	–	3	28.5
Acquired in 2001	100%	232,500	380		15	132.8
Great Eagle Centre	100%	193,000	77,000	–	296	67.5
Astor Plaza	100%	–	70,000	–	–	0.1
Concordia Plaza	100%	28,000	–	–	5	4.9
Convention Plaza Apartments	100%	–	–	10,000	–	3.3
						596.6

(b) Occupancy and Rental Trend

	Occupancy at 31st December 2002 Office	Commercial	Residential
Citibank Plaza	85.1%	100.0%	–
Great Eagle Centre	94.2%	98.4%	–
Astor Plaza	–	34.7%*	–
Concordia Plaza	100.0%	–	–
Convention Plaza Apartments	–	–	100.0%

* Substantial portions of this arcade are being converted into banquet and function rooms for Eaton Hotel

The Grade-A office market in Hong Kong weakened further during 2002. Despite a low level of new supply, the continued downsizing of corporations, especially in the financial sector, released a substantial amount of redundant spaces, pushing overall vacancy rates into double-digits. Effective rent rates also went down fairly significantly as a result.

Net rental income from our Hong Kong rental portfolio decreased by a modest 7.1% from $597.1 million in 2001 to $554.5 million in 2002. The portfolio's income benefited by the full-year accounting of income from the office space purchased from Citibank in mid-2001.

U.S. Rental Properties

The continued softening of the California office markets resulted in lower occupancy and lower rental rates. As a result revenues in 2002 were 18.4% less than in 2001. The properties in the San Francisco Bay Area were particularly hurt by the decline of the dot.com industry, which had resulted in the bankruptcy of a number of tenants. The property at 888 West Sixth Street Los Angeles, which became 100%-owned in June 2002, performed well with improved occupancy of 94%. Furthermore, recent rental activities at all our properties show encouraging signs that rental rates may have bottomed already. We expect occupancy to improve in the coming year.

2. ***Hotels and Furnished Apartments***

The impact of the September 11 incident and the global economy downturn continued to weigh down the industry's performance overall, especially from the long haul leisure markets of the USA and Europe. Business travel also saw little growth momentum, resulting in continued softness in room rates for the overseas hotels.

The Hong Kong hotel market performed relatively better due to increased tourist arrivals from Mainland China, which filled up the lower end market and in turn benefited the high end hotels. Further relaxation in travel restrictions and increasing affluence on the Mainland are likely to have major positive impact in the coming years.

In February 2003, the Group's hotel management division Great Eagle Hotels International was re-branded as ***Langham Hotels International***, after the prominent Langham Hotel owned by the Group in West End London. This new brand name, with its prestigious quality image, will set the benchmark

	[illegible]	–	33		3,429
Profit before taxation					739,487
Taxation					(119,305)
Profit after taxation					620,182

2001

	Property leasing HK$'000	Hotel operation HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	859,226	1,552,674	265,351	–	2,677,251
Inter-segment sales	11,920	–	36,690	(48,610)	–
Total revenue	871,146	1,552,674	302,041	(48,610)	2,677,251

Inter-segment sales are charged at a mutually agreed price.

	Property leasing HK$'000	Hotel operation HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
RESULT					
Segment results	810,663	439,341	25,214		1,275,218
Unallocated corporate expenses					(152,065)
Profit from operations					1,123,153
Finance costs					(463,569)
Share of results of associates	1,169	–	(14,432)		(13,263)
Profit before taxation					646,321
Taxation					(108,279)
Profit after taxation					538,042

Geographical segments

A geographical analysis of the Group's turnover and contribution to profit from operations, by geographical market, is as follows:

	2002		2001	
	Turnover	**Contribution to profit from operations**	Turnover	Contribution to profit from operations
	HK$'000	**HK$'000**	HK$'000	HK$'000
Hong Kong	1,262,827	664,795	1,299,299	661,607
North America	769,869	262,155	848,262	309,776
Europe	289,145	100,169	285,349	94,332
Asia Pacific, other than Hong Kong	247,699	53,074	244,341	57,438
	2,569,540	1,080,193	2,677,251	1,123,153

(3) Profit from Operations

	Year ended 31st December 2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Total borrowing costs	590,590	707,739
Less: Amount capitalised to property under development	(246,455)	(244,170)
Finance costs	344,135	463,569
Depreciation and amortisation	4,945	8,870
Impairment loss recognised in respect of other investments	19,389	36,622
Fixed assets written off	22,310	32,439
Allowance for doubtful debts	7,406	24,486
Staff costs, including directors' emoluments	556,795	564,208
Net exchange loss	104	–
and after crediting:		
Interest income	17,563	36,293
Dividend income	1,064	4,160
Net exchange gain	–	1,053

(4) Taxation

	2002 HK$'000	2001 HK$'000
Company and subsidiaries:		
Hong Kong	61,028	58,931
Other jurisdictions	15,899	49,039
Deferred taxation	41,838	221
Share of taxation of associates:		
Hong Kong	540	88
	119,305	108,279

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimate assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

(5) Earnings per Share

The calculation of basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings		
Earnings for the purpose of basic and diluted earnings per share	589,444	507,299

	2002	2001
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	580,494,660	565,761,014
Effect of dilutive potential shares:		
Share options	97,113	846,198
Weighted average number of shares for the purpose of diluted earnings per share	580,591,773	566,607,212

The computation of diluted earnings per share does not assume the exercise of certain Company's outstanding share options as the exercise prices of those options are higher than the average market prices of the Company's shares for both 2002 and 2001.

DIVIDENDS

The Board has resolved to recommend to Shareholders at the forthcoming 2003 Annual General Meeting (the "2003 AGM") the payment of a final dividend of HK10 cents per share for the year ended 31st December 2002 (2001: HK14 cents per share), to be satisfied by way of a scrip dividend with a cash option, to Shareholders whose names appear on the Register of Members on 14th May 2003. Together with the interim dividend of HK5 cents per share paid on 24th October 2002, on the assumption that every Shareholder elects to receive all final dividend in cash, the total dividend for the full year will be HK15 cents per share (2001: HK21 cents per share), amounting to not less than HK$87,446,723 (2001: HK$121,205,158).

positive impact in the coming years.

In February 2003, the Group's hotel management division Great Eagle Hotels International was re-branded as ***Langham Hotels International***, after the prominent Langham Hotel owned by the Group in West End London. This new brand name, with its prestigious quality image, will set the benchmark for the Group's future global hotel expansion.

Hong Kong Operations

Great Eagle Hotel, Hong Kong

Underpinned by the strength in convention business, the hotel performed reasonably well in 2002 with an increased occupancy of 83% (2001: 79%), while maintaining average room rate levels at HK$823 (2001: HK$829). Net operating income for 2002 grew 13.4% over the previous year.

The hotel will be renamed Langham Hotel in October 2003.

Eaton Hotel, Hong Kong

The growth in visitors from the China market and the perception of Hong Kong as a safe destination strengthened the leisure market segment in 2002. For the year the hotel maintained a high occupancy at 83.5% (2001: 84.6%) and improved the average room rate to HK$443 (2001: $426).

Net operating income of the Hotel jumped 40.3% in 2002 mainly due to a 22% increase in food and beverage revenue, brought about by a strategic decision to focus on banqueting services. Additional portions of Astor Plaza underneath the Hotel have been or are being converted into banqueting facilities and function to further enhance its local banqueting, meeting and conference business in 2003.

Eaton House Furnished Apartment, Hong Kong

Overall performance weakened as a result of a substantial reduction in corporate demand and increased competition from hotels and new supply of serviced apartments. Eaton House registered an average occupancy of 69% in the year 2002 (2001: 75%).

International Operations

The Langham Hilton, London

Although trading was much influenced by post September 11 activities, which lasted into the first quarter of 2002, and a slow summer, The Langham's performance improved in the last quarter of the year with increased international travel and residential conference business. However, London remains soft on rates overall due to expense tightening by corporations and uncertainty arising from the possibility of war in Iraq.

For the year 2002, the hotel achieved an average occupancy of 69% and an average room rate of £151 as compared to 68% and £159 in 2001. The performance was in line with the market.

Delta Chelsea Hotel, Toronto

As fears generated from the terrorist attack of September 11 started to recede, the struggling economy, especially in the United States started to emerge as the major deterrent to travel. International business, corporate travel, overseas tours and leisure business slowed down considerably in the city and those few citywide conventions planned softened from original expectations.

Despite those difficulties, for the year 2002, the hotel achieved an average occupancy of 66% and maintained an average room rate of C$141 as compared to 73% and C$139 in 2001.

Sheraton Towers Southgate Hotel, Melbourne

Whilst the Australian domestic economy was able to continue its growth during 2002, the world economic situation continued to impact on consumer and business confidence. The increasing security threats and lack of citywide meetings and conventions has weakened the long haul market and corporate travel. The Melbourne 5-star hotel market reflected this with room yields decreasing by up to 11%.

Despite this, for the year 2002, the hotel achieved an average occupancy of 69% and an average room rate of A$217 as compared to 73% and A$223 in 2001 for an overall modest yield improvement on the market trend.

Hotel Le Meridien, Boston

Year 2002 was another difficult year for the US lodging industry, and for Boston in particular, as revenues declined for the second year in a row. Although the year began with significant year-over-year declines in occupancy, many hotels were able to stimulate demand by cutting rates sharply.

For the year 2002, the hotel achieved an average occupancy of 70% and an average room rate of US$200 as compared to 65% and US$236 in 2001. Business traffic remains soft while the US economy looks for new directions. Completion of a new Convention and Exhibition Centre and the final stage of the 'Big Dig', the largest tunnel and highway project in US history which will dramatically improve congestion and mobility in the city are future positive steps for this destination.

Sheraton Auckland Hotel and Towers, Auckland

Although meeting and conference business market segments were depressed throughout the city, there was revenue growth in the Leisure market segments partly led by the early trials for the America's Cup and the successful results from the Tourist Board's recent campaigns. Continuing competitiveness within the market from serviced apartments ensured room rates remained suppressed in the year despite a strengthening in overall arrivals.

For the year 2002, the hotel achieved an average occupancy of 65% and an average room rate of NZ$144 as compared to 68% and NZ$142 in 2001.

3. ***Properties Under Development***

Mongkok Project

Construction of the superstructure and the basements commenced at the start of 2002 and made significant progress during the year. By year-end the building structures had reached the following levels:

	Progress	Total Number of Levels
Office Tower	Level 36	59
Retail Tower	Level 9	15
Hotel Tower	Level 17	42

Topping out of the three building structures will take place in mid-2003 whilst construction of the building envelopes and internal fitting out will continue through 2004. Final design of the architectural features of the shopping centre, curtain walling of the office tower and the interior finishes of the hotel have been largely completed. We strongly believe that total commitment to quality will be key to the eventual success of the project. State-of-the-art building features have been incorporated into the design of the Grade-A office tower and the luxury hotel. We have also brought in internationally renowned shopping centre designers Jerde & Associates to work alongside project architects Wong & Ouyang in creating innovative architectural features for the shopping centre, which will offer an unprecedented and exciting experience to shoppers in Hong Kong. Issuance of the occupation permit for the entire complex is targeted for the end of first quarter 2004. The hotel and the shopping centre components of this massive complex are expected to open for business in the third and fourth quarters of 2004 respectively.

Preparation for the marketing and leasing of the shopping centre, under the advice of major international shopping centre consultants and a top worldwide advertising agency, is at an advanced stage. A major cinema chain has signed a preliminary agreement to lease and operate the 6-screen cineplex. Formal launch of the leasing campaign is scheduled for the third quarter of 2003.

The hotel at the Mongkok Project, with a total of 719 room bays (some rooms having been converted into spa, gymnasium and club facilities), has been upgraded to a 5-star hotel in justification of its generous room sizes, its quality design and finishes and its strategic MTR location. Named the Langham Place Hotel, it has been introduced to the international hotel industry in early March 2003.

The total expenditure incurred in relation to the project, including interest capitalised, amounted to HK$7,809 million as of year-end 2002 (2001: HK$6,700 million). The HK$5,100 million construction loan was refinanced in December 2002 at a more favourable interest spread. The extension of loan maturity to December 2008 will also allow more flexibility in the leasing of the property. The undrawn loan commitment of HK$3,670 million as of 31st December 2002 should be sufficient to fund the project to completion.

4. ***Trading***

Hong Kong's sluggish property market continued to affect the performance of the construction materials trading arm Toptech Co. Ltd. in 2002. Total revenue for 2002 amounted to HK$164 million, a drop of 7% from 2001. However, effective cost control resulted in a moderate increase in gross profit contribution from the business.

5. ***Property Management***

Competition in the property management industry remained keen in 2002, as property owners demanded for lower management charges and manager's remuneration. While we managed to maintain a stable portfolio of buildings under management, there was a drop of 1.4% in income from HK$17.9 million in 2001 to HK$17.7 million as a result of reduction in manager's remuneration upon renewal of contracts.

Top line revenue of our engineering division remained under pressure during 2002 because of the slow economy. However as a consequence of improved productivity and cost control, the division showed a 36% improvement in contribution from HK$6.6 million in 2001 to HK$9.0 million in 2002.

FINANCIAL REVIEW

Debt

Consolidated Net Attributable Debt as of 31st December 2002 was HK$11,955 million, an increase of HK$879 million over that at year-end 2001. The increased borrowings were mainly related to Mongkok project expenditures.

Consolidated Net Asset Value, based on professional valuation of the Group's investment properties and other assets at cost, amounted to HK$14,604 million as of 31st December 2002, a decrease of HK$519 million from that of year-end 2001. The resulting gearing ratio at 31st December 2002 was 82%.

As at 31st December 2002, we had outstanding interest rate swaps with total notional principal of HK$2,420 million, representing 26% of our HK$-denominated debts. With HK$ interest rates trending lower throughout 2002, we kept 74% of our HK$ borrowings on floating-rate basis. As a result we achieved further significant savings in interest expenses.

Our foreign currency debts, taken out to finance our overseas hotels and U.S. office properties, amounted to the equivalent of HK$3,801 million as of 31st December 2002. All these foreign currency borrowings are fully hedged by the value of the underlying properties. Of this, the equivalent of HK$1,059 million, or 28% of our foreign currency debts, was on fixed-rate basis.

Finance Cost

The net finance cost incurred during 2002 was HK$326.6 million, as compared to the HK$427.3 million charged in 2001. Substantially lower interest rates had more than offset the effects of the higher debt level. In addition, HK$246.5 million of finance cost relating to the Mongkok Project was capitalized, only marginally higher than that of HK$244.1 million for 2001. Lower interest rates largely offset the effect of incremental project expenditures.

Overall interest cover for 2002 was 2.08 times, improved from that of 1.71 times for 2001.

Liquidity and Debt Maturity Profile

As of 31st December 2002, our cash, bank deposits and committed but undrawn loan facilities amounted to a total of HK$4,470 million. The majority of our loan facilities is medium-term in nature and is secured by properties with comfortable value to loan coverage. The following is a profile of the maturity of outstanding debts as of 31st December 2002.

Within 1 year	17.2%
1 – 2 years	11.9%
3 – 5 years	50.6%
More than 5 years	20.3%

Pledge of Assets

At 31st December 2002, the Group's properties with a total carrying value of approximately HK$28,125 million (2001: HK$27,773 million) together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties and deposits of approximately HK$4.6 million (2001: HK$95.4 million) were mortgaged or pledged to secure credit facilities granted to the Group.

Commitments and Contingent Liabilities

The Group

At 31st December 2002, the Group had commitments and contingent liabilities not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately HK$2,947 million (2001: HK$3,706.7 million) of which approximately HK$2,456.8 million (2001: HK$3,255.3 million) were contracted for;

(b) authorised capital expenditure amounting to approximately HK$74.4 million (2001: HK$43.5 million) of which approximately HK$13.3 million (2001: HK$18.8 million) were contracted for; and

(c) commitments under foreign exchange future contracts to sell approximately HK$154.3 million (2001: HK$143.9 million) at fixed exchange rates.

The Company

At 31st December 2002, the Company had issued corporate guarantees to certain banks in respect of credit facilities drawn by its subsidiaries amounting to approximately HK$9,915 million (2001: HK$9,248 million).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 31st December 2002.

OUTLOOK

Our Hong Kong hotels should be the most promising among our various business segments in terms of performance in 2003. The HKSAR Government's strong commitment to promoting a larger flow of tourists from Mainland China will benefit the hotel industry generally in Hong Kong. With a sustainable high level of occupancy, there should be room for modest upward adjustments in room rates. Our overseas hotels should perform better in 2003 than 2002, although it will still depend on how events in the Middle East would unfold.

The present softness in the Hong Kong office market will probably continue through 2003, as new buildings to be completed in the second half would compete more aggressively for tenants by way of pricing. The cost of retaining existing tenants will exert downward pressure on the income from our Hong Kong office properties for the current year. However with rents having decreased to fairly low levels, there has been a notable increase in the number of enquiries from and movement of tenants currently at peripheral locations back to Hongkong Island business districts. This should have a medium-term stabilizing effect on occupancy and rent rates for our Central and Wanchai properties.

We have made significant progress in the construction of the Mongkok project in the past year. At the same time innovative value-added features are being incorporated into the design to turn this landmark development into a one-of-a-kind complex worthy of its very prime location. Initial feedback from our pre-marketing efforts has been most encouraging. We are confident of the positive response to our marketing campaigns for the shopping centre and the hotel when they are officially launched later this year.

STAFF

The total number of employees in the Group was 2,689 as of 31st December 2002. Salaries of employees are maintained at competitive levels while bonuses are granted on a discretionary basis. Other employee benefits include educational allowance, insurance, medical scheme and provident fund schemes. Senior employees (including executive directors) are entitled to participate in Great Eagle Holdings Limited Share Option Scheme (formerly Executive Share Option Scheme). In order to improve employees' morale and sense of teamwork, some measures were considered by the Group's senior management in the 2002 year end to enhance employee benefits and training as well as to enhance employee relations through internal communications and recreation activities.

Finally, I would like to take this opportunity to express my appreciation and thanks to all staff members for their dedication and hard work and to address my sincere gratitude to my fellow Directors for their support and guidance in the past year.

LO YING SHEK
Chairman

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31st December 2002, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

Hong Kong, 11th March 2003

NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Members of Great Eagle Holdings Limited ("the Company") will be held at the Penthouse, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on Wednesday, 14th May 2003 at 3:00 p.m. for the purpose of transacting the following business:

As Ordinary Business

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors of the Company for the year ended 31st December 2002.
2. To declare the payment of a Final Dividend.
3. To elect Directors in place of those retiring.
4. To fix a maximum number of Directors and authorise the Directors to appoint additional Directors up to such maximum number.
5. To fix Directors' fees.
6. To appoint Auditors and authorise the Directors to fix their remuneration.

As Special Business

7. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

(A) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase the shares of the Company ("Shares"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or repurchased by the Company on The Stock Exchange of Hong Kong Limited, or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases, pursuant to the authority in paragraph (a) above, shall not exceed 10 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution, and the said authority shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) (or any other applicable law of Bermuda) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(B) "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional Shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above, shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the authority in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other participants of such option scheme or arrangement of shares or rights to acquire Shares or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the members of the Company) the aggregate nominal amount of Shares purchased or repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution), and the said authority shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) (or any other applicable law of Bermuda) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(C) "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 7(B) in the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

By Order of the Board
TSANG Yiu Wing, Peter
Company Secretary

Hong Kong, 11th March 2003

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.
2. In order to be valid, forms of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at 33rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.